SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                  Gehl Company
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   368483 10 3
                                 (CUSIP Number)



   Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                                Page 1 of 5 Pages

                                          13G
    CUSIP No.   368483 10 3                         Page 2 of 5 Pages


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John W. Gehl
         ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /_/
                                                                     (b)  /_/
         Not Applicable


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


                     5  SOLE VOTING POWER
      NUMBER OF
                        478,746
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

         EACH
                     7  SOLE DISPOSITIVE POWER
      REPORTING
                        385,992
        PERSON

         WITH
                    8   SHARED DISPOSITIVE POWER

                        -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              478,746



    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          /_/





    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              7.8%


    12   TYPE OF REPORTING PERSON*

              IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No.   368483 10 3

    Item 1(a).     Name of Issuer:

                   Gehl Company

    Item 1(b).     Address of Issuer's Principal Executive
                   Offices:

                   143 Water Street
                   West Bend, Wisconsin  53095
    Item 2(a).     Name of Person Filing:

                   John W. Gehl

    Item 2(b). Address of Principal Business Office or, if none, Residence:

                   143 Water Street
                   West Bend, Wisconsin  53095


    Item 2(c).     Citizenship:

                   United States
    Item 2(d).     Title of Class of Securities:

                   Common Stock, $.10 par value

    Item 2(e).     CUSIP Number:

                   368483 10 3
    Item 3.        If this statement is filed pursuant to Rules
                   13d-1(b), or 13d-2(b), check
                   whether the person filing is a:

                   Not Applicable

    Item 4.        Ownership.

                   (a)  Amount Beneficially Owned:  478,746
                        shares; does not include 6,000 shares and 31,500 shares owned by Mr. Gehl's wife and adult children, respectively, of which beneficial ownership is disclaimed pursuant to Rule 13d-4. The shares disclosed as beneficially owned include 15,042 shares which Mr. Gehl currently has the right to acquire pursuant to the exercise of options under the Gehl Company 1987 Stock Option Plan.

                   (b)  Percent of Class:   7.8%

    CUSIP No.   368483 10 3


                   (c) Number of shares as to which such person has:

                        (i)  sole power to vote or to direct the
                   vote

                             478,746 shares

                        (ii) shared power to vote or to direct the
                   vote

                             - 0 -

                        (iii)     sole power to dispose or to
                   direct the disposition of

                             385,992 shares

                        (iv) shared power to dispose or to direct
                             the disposition of

                             - 0 -

    Item 5.        Ownership of Five Percent or Less of a Class.

                   Not Applicable
    Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                   Of the 478,746 shares disclosed as beneficially owned by Mr. Gehl, 92,754 shares are held by the Mark M. Gehl Family Trust (the "Trust"). Mr. Gehl has sole voting power but no dispositive power with respect to the shares held by the Trust. The Trust has the right to receive dividends from, and the proceeds from the sale of, the shares held thereunder.

    Item 7.        Identification and Classification of the
                   Subsidiary Which Acquired the Security Being
                   Reported on By the Parent Holding Company.

                   Not Applicable

    Item 8. Identification and Classification of Members of the Group.

                   Not Applicable
    Item 9.        Notice of Dissolution of Group.

                   Not Applicable

    Item 10.       Certification.

                   Not Applicable

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   February 9,1994
   Date


   /s/ John W. Gehl
   John W. Gehl